COMMENTS RECEIVED ON 09/28/2023

FROM RYAN SUTCLIFFE

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Corporate Bond Fund

Fidelity Series Corporate Bond Fund

POST-EFFECTIVE AMENDMENT NO. 565

1.

C:

The Staff requests we respond to these comments no later than five business days before the filing is scheduled to become effective automatically. If this is not possible, the Staff requests we file to delay an amendment under 485(b).

R:

We will make reasonable efforts to respond to comments within the requested timeframe.

2.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we provide the fees and expenses and examples sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

3.

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we provide performance and returns information sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

4.

“Appendix” (prospectus)

“Financial Highlights”

C:

The Staff requests we provide the Financial Highlights sufficiently in advance of effectiveness for review.

R:

We will make reasonable efforts to provide the requested information sufficiently in advance of effectiveness.

5.

Statement of Additional Information (SAI)

C:

The Staff requests we provide completed information for review sufficiently in advance of effectiveness.

R:

We will make reasonable efforts to provide the requested information that the registrant believes is material for review purposes sufficiently in advance of effectiveness.

6.

“Investment Policies and Limitations” (SAI)

“Increasing Government Debt”

“One rating service has, in the past, lowered its long-term sovereign credit rating on the United States. The market prices and yields of securities supported by the full faith and credit of the U.S. Government may be adversely affected by a rating service's decision to downgrade the long-term sovereign credit rating of the United States.”

C:

The Staff requests we confirm this paragraph is up to date.

R:

The disclosure will be revised as follows:

“Rating services have, in the past, lowered their long-term sovereign credit rating on the United States. The market prices and yields of securities supported by the full faith and credit of the U.S. Government may be adversely affected by rating services' decisions to downgrade the long-term sovereign credit rating of the United States.”

7.

“Investment Policies and Limitations” (SAI)

“Variable and Floating Rate Securities”

“In addition to other interbank offered rates (IBORs), the most common benchmark rate for floating rate securities is London Interbank Offered Rate (LIBOR), which is the rate of interest offered on short-term interbank deposits, as determined by trading between major international banks. After the global financial crisis, regulators globally determined that existing interest rate benchmarks should be reformed based on concerns that LIBOR and other IBORs were susceptible to manipulation. Replacement rates that have been identified include the Secured Overnight Financing Rate (SOFR, which is intended to replace U.S. dollar LIBOR and measures the cost of U.S. dollar overnight borrowings) and the Sterling Overnight Index Average rate (SONIA, which is intended to replace pound sterling LIBOR and measures the overnight interest rate paid by banks in the sterling market). At the end of 2021, certain LIBORs were discontinued, but the most widely used LIBORs may continue to be provided on a representative basis until at least mid-2023. In addition, the United Kingdom Financial Conduct Authority (FCA) has announced that it will require the publication of synthetic LIBOR for the one-month, three-month and six-month U.S. Dollar LIBOR settings after June 30, 2023 through at least September 30, 2024. Although the transition process away from IBORs has become increasingly well-defined, any potential effects of a transition away from the IBORs on a fund and the financial instruments in which it invests can be difficult to ascertain, and may depend on factors that include, but are not limited to: (i) existing fallback or termination provisions in individual contracts; (ii) the effect of new legislation relating to the discontinuation of LIBOR and the use of replacement rates, and (iii) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments. Moreover, certain aspects of the transition from IBORs will rely on the actions of third-party market participants, such as clearing houses, trustees, administrative agents, asset servicers and certain service providers; the Adviser cannot guarantee the performance of such market participants and any failure on the part of such market participants to manage their part of the IBOR transition could impact a fund. Such transition may result in a reduction in the value of IBOR-based instruments held by a fund, a reduction in the effectiveness of certain hedging transactions and increased illiquidity and volatility in markets that currently rely on an IBOR to determine interest rates, any of which could adversely impact the fund's performance.”

C:

The Staff requests we confirm this paragraph is up to date.

R:

We confirm that the disclosure is up to date.